UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)
________________________

Amrecorp Realty Fund II
(Name of Subject Company)

Robert J. Werra
(Names of Filing Persons - Offeror)

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(Cusip Number of Class of Securities)

Robert J. Werra 2800 North Dallas Parkway Suite 100 Plano, Texas 75093 Telephone: (972) 836-8000	Copies to: C. William Blair, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$1,445,800	$44.39

*
Fee previously paid. For purposes of calculating amount of filing fee only. The transaction valuation is based on the offer to purchase 14,458 units of limited partnership interest of Amrecorp Realty Fund at a purchase price of $100.00 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is the Transaction Value multiplied by 0.0000307.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44.39	Filing Party: Robert J. Werra
Form or Registration No.: Schedule TO-T	Date Filed: May 10, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the combined Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule TO”) filed by Robert J. Werra (the “Purchaser”) on May 10, 2007. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding units of limited partnership interest (the “Units”) of Amrecorp Realty Fund II, a Texas limited partnership (the “Partnership”), at $100.00 per Unit, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal.

This Amendment No. 1 to Schedule TO also constitutes an amendment to Schedule 13E-3 in accordance with General Instruction I to Schedule 13E-3 and General Instruction J to Schedule TO.

The following Items of Schedule TO-T are amended as set forth below:

Item 5. Past Contacts, Transactions, Negotiations and Agreement.
Item 6. Purposes of the Transaction and Plans or Proposals.

The Offer to Purchase is amended and supplemented by adding the following material to the section of the Offer to Purchase captioned “Special Factors—Background and Reasons for the Offer.”

Several material developments have occurred since the commencement of my tender offer on May 10, 2007. The competing tender offer by the MacKenzie Patterson Fuller group that was commenced on April 23, 2007 to purchase outstanding Units at a price of $90 per Unit was modified on May 11, 2007 to increase their offer price to $105 per Unit and to provide for its expiration on May 25, 2007, unless extended.

At the time I commenced my tender offer, the Partnership had previously received an offer to purchase its sole remaining property, the Chimney Square Apartments, at a price of $5,400,000. Since that date, the Partnership has received three separate additional offers to purchase the Chimney Square property: one for $5,600,000, one for $5,700,000 and one for $5,800,000.

The Offer to Purchase is amended and supplemented by adding the following material to the section of the Offer to Purchase captioned “Special Factors—Valuation of the Units—Value of the Partnership’s Real Estate Property.”

At the time I commenced my tender offer, I provided financial information that might help you assess the potential value of the Units based on a possible sale of the Chimney Square property at a price that previously had been offered for the property of $5,400,000. Since that time the Partnership has received additional offers of $5,600,000, $5,700,000 and $5,800,000. At March 31, 2007, the Partnership had additional available liquid assets in the amount of $200,000 and liabilities of approximately $3,920,000. Using those amounts and a hypothetical property sales price of $5,800,000, which is the amount of the highest offer to purchase the property, minus 3% real estate sales commission and estimated mortgage prepayment and closing costs, would indicate an approximate net value of the Partnership of $1,732,000, equivalent to approximately $119 per Unit. There is no assurance that the Partnership’s property will be sold or, if sold, at any of the currently offered prices or any other price.

Item 13. Information Required by Schedule 13E-3.

As a result of additional material developments which have occurred since the commencement of the Purchaser’s tender offer on May 10, 2007, the Offer to Purchase is amended and supplemented by amending and restating the material under the caption “Special Factors—Fairness of the Offer” as set forth below.

Fairness of the Offer

I believe that the Offer price and the structure of the Offer are fair to the unaffiliated Limited Partners whether or not they tender Units into the Offer. In making that determination, I considered the factors and information described below, but I did not quantify or otherwise attach particular weight to any of the factors.

I considered the following factors in support of the fairness of the Offer to unaffiliated Limited Partners who tender Units into the Offer:

•	each Limited Partner has an opportunity to make an individual decision as to whether to tender any or all of his or her Units or to continue to hold the Units;

•	there is no established trading market for the Units, and a sale into the Offer provides immediate liquidity for tendering Limited Partners;

•
the uncertainty of the ability of the Partnership to sell its remaining real estate property at an attractive price and distribute proceeds to Limited Partners, as well as the uncertainty of the amount of proceeds that might be realized from a sale of the property;

•
the Offer price exceeds an estimated liquidation value of the Partnership to Limited Partners, based on assumed values of the Partnership’s remaining real estate property obtained from the appraised value (as of January 2, 2007) of the property by an independent valuation firm;

•	the Offer price exceeds the book value per Unit, which was negative, at March 31, 2007; and

•	the Offer price does not reflect any discount for minority interests.

I also considered the following factors in support of the fairness of the Offer to unaffiliated Limited Partners who decide not to tender Units in the Offer:

•	each Limited Partner has an opportunity to make an individual decision as to whether to tender any or all of his or her Units or to continue to hold Units; and

•	Limited Partners may continue to participate in the future business of the Partnership until the liquidation of the Partnership.

In addition to the foregoing factors, I considered the following countervailing factors:

•	the Offer price is less than the $105 revised price offered by the MacKenzie Patterson group in their tender offer, but I understand that this tender offer has now expired;

•
the Offer price is less than any of the potential liquidation values of the Partnership (based on assumed values of the Partnership’s remaining real estate property) that may be estimated from recent offers by unaffiliated parties to purchase the property; this, however, is counterbalanced by the fact that although the Partnership has received the offers, no negotiation has taken place with any of the potential purchasers and no potential purchaser has inspected the property or performed any other due diligence regarding the purchase, and as a result any potential purchaser may ultimately decide not to enter into a contract to purchase the property at its currently offered price;

•
the Offer price does not ascribe any value to potential future increases in the fair market value of the Units that might result from improved operating performance or from any future appreciation in real estate value of the Partnership’s property; and

•
I did not retain an unaffiliated representative to act solely on behalf of unaffiliated Limited Partners for purposes of determining the terms of the Offer or preparing a report as to the fairness of the transaction.

In considering all of these factors, I determined that the Offer price is fair to unaffiliated Limited Partners although the Offer price is $5 per Unit below the highest price that had been offered for the Units. Additionally, while I believe that there is a reasonable probability that the property may be sold in 2007 for a price of at least $5,800,000 (which under assumptions described above under “—Valuation of the Units—Value of the Partnership’s Real Estate Property” would indicate an approximate net value of the Partnership equivalent to approximately $119 per Unit), no contract to purchase the property has been entered into by the Partnership and there is no assurance that the property can be sold in the relatively near future for that price or any price above an amount that would yield a distribution to Limited Partners of more than $100 per Unit.

I believe that the Offer is procedurally fair to unaffiliated Limited Partners because, among other things, each Limited Partner has an opportunity to make an individual decision as to whether to tender any or all of his or her Units or to continue to hold the Units. In making this determination, I took into account the absence of the following procedural safeguards:

•	the requirement of approval or acceptance of the Offer by a majority of the unaffiliated Limited Partners; and

•
the appointment of an unaffiliated representative to act solely on behalf of unaffiliated Limited Partners for purposes of determining the terms of the Offer or preparing a report as to the fairness of the transaction.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2007

____/s/ /Robert J. Werra________
Robert J. Werra

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